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                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                                                 SEC FILE NUMBER
                                                                         0-22911

                                                                    CUSIP NUMBER
                                                                     843803 10 7

                                  (Check One):

[] Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 11-K [X ] Form 10-Q and Form 10-QSB [ ] Form N-SAR

    For Period Ended:  March 31, 2000
    ----------------------------------

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I--Registrant Information

         Full Name of Registrant:  Southern Security Bank Corporation

         Former Name if Applicable:

         1000 Brickell Avenue, Suite 900

         Address of Principal Executive Office (Street and Number)

         Miami, Florida 33131

         City, State and Zip Code

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Part II--Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         [X] (b) The subject annual report, semi-annual report, transition report on Form 10- K, Form 10-KSB, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         [ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III--Narrative

All of the Form 10-QSB was filed as of May 16, 2000. The reasons for the late filing of the Form 10-QSB related to difficulty in resolving an accounting issue concerning the accounting treatment of agreed upon termination payments for a former executive where the issuer will not become legally committed to pay the termination payments until after bank regulatory approval, and the bank regulators have not yet acted on their approval.

Part IV--Other Information

     (1) Name and telephone number of person to contact in regard to this notification:

     Ward B. Hinkle                      (716)                          856-4000
--------------------------------------------------------------------------------
      (Name)                          (Area Code)             (Telephone Number)

         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                 [X] Yes [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                 [ ] Yes [X] No

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                       Southern Security Bank Corporation
-----------------------------------------------------------------------
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: May 16, 2000                                   By: /s/ FLOYD D. HARPER
                                                         -----------------------
                                                          Name:  Floyd D. Harper
                                                          Title: Vice President



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